

September 22, 2023

Kenneth L. Agee
President and Director
Emerging Fuels Technology, Inc.
6024 S. 116th East Avenue
Tulsa, OK 74146

   Re: Emerging Fuels Technology, Inc.
     Offering Statement on Form 1-A
     Post-qualification Amendment No. 2
     Filed September 15, 2023
     File No. 024-11598

Dear Kenneth L. Agee:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Benjamin Holt at 202-551-6614 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Jeanne Campanelli